Citi

September 10, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             OCI Resources LP

Registration Statement on Form S-1 (File No. 333-189838)

Ladies and Gentlemen:

As representatives of the underwriters of the proposed public offering of up to 5,750,000 common units of OCI Resources LP (the “Partnership”), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Eastern Time, on September 12, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated September 3, 2013, through the date hereof:

Preliminary Prospectus dated September 3, 2013:

3,056 copies to prospective underwriters, institutional investors, dealers and others

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.

As Representatives of the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Matthew Hartman
Name: Matthew Hartman
Title: Vice President